SCHEDULE 13G

Amendment No. 8
Chesapeake Energy Corporation
Common Stock
Cusip #165167107


Cusip #165167107
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	2,844,381
Item 6:	0
Item 7:	18,780,891
Item 8:	0
Item 9:	18,780,891
Item 11:	2.852%
Item 12:	    HC


Cusip #165167107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	18,780,891
Item 8:	0
Item 9:	18,780,891
Item 11:	2.852%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Chesapeake Energy Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		6100 North Western Avenue
		Oklahoma City, OK  73118


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		165167107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	18,780,891

	(b)	Percent of Class:	2.852%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,844,381

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	18,780,891

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule
13D with respect to FIL Limited and its various non-U.S.
investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 09, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,893,973 shares or 2.413% of the Common Stock outstanding of Chesapeake
Energy Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at October
31, 2010 included 5,436 shares of Common Stock resulting from the assumed conversion of 2,118 shares of CHESAPEAKE ENER 5% PV PFD (2.5664 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at October 31, 2010 included 199,704 shares of Common Stock resulting from the assumed conversion of 87,871 shares of CHESAPEAKE ENERGY 4.5% CV PFD
(2.2727 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at October 31, 2010 included
513,920 shares of Common Stock resulting from the assumed conversion of $20,025,000 principal amount of CHESAPEAKE CV 2.75% 11/15/35 (25.6639 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at October 31, 2010 included 3,142,438 shares of Common Stock resulting from the assumed conversion of $161,540,000 principal amount of CHESAPEAKE ENRG CV
2.5% 5/37 (19.453 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 15,893,973 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 12,366 shares, or 0.002%, of the Common Stock outstanding of Chesapeake Energy
Corporation, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 536,055 shares or 0.081% of the outstanding Common Stock of Chesapeake Energy Corporation as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Common Stock of Chesapeake
Energy Corporation owned by the institutional account(s) at October 31, 2010 included 4,106 shares of Common Stock resulting from the assumed conversion of 1,600 shares of CHESAPEAKE ENER 5% PV PFD (2.5664 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at October 31, 2010 included 73,229 shares of Common Stock resulting from the assumed conversion of 32,221 shares of CHESAPEAKE ENERGY 4.5% CV PFD
(2.2727 shares of Common Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 536,055 shares and sole power to vote or to direct the voting of 536,055 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,576,441 shares or 0.239% of the outstanding Common Stock of the Chesapeake Energy
Corporation as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at October 31, 2010 included 20,711 shares of Common Stock resulting from the assumed conversion of $807,000 principal amount of CHESAPEAKE CV 2.75% 11/15/35 (25.6639 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at October 31, 2010 included 38,322 shares of Common Stock resulting from the assumed conversion of $1,970,000 principal amount of CHESAPEAKE ENRG CV
2.5% 5/37 (19.453 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,576,441 shares and sole power to vote or to direct the voting of 1,533,904 shares of Common
Stock owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 762,056 shares or 0.116% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at October 31, 2010 included 37,803 shares of Common Stock resulting from the assumed conversion of 14,730 shares of CHESAPEAKE ENER 5% PV PFD (2.5664 shares of Common Stock for each share of Convertible
Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at October 31, 2010 included 194,693 shares of Common Stock resulting from the assumed conversion of 85,666 shares of CHESAPEAKE ENERGY 4.5% CV PFD
(2.2727 shares of Common Stock for each share of Convertible Preferred Stock).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 09, 2010, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of Chesapeake Energy Corporation at
October 31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel